

February 5, 2016

Andrea E. Kuchli, Esq.
ALPS Fund Services, Inc.
1290 Broadway
Suite 1100
Denver, Colorado 80203

Re: Elevation ETF Trust, File Nos. 333-208878; 811-23125

Dear Ms. Kuchli:

On January 6, 2016, you filed on behalf of Elevation ETF Trust ("Registrant"), an open-end investment company, a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"), to register common shares of the Summit Water ETF and the Dhandho Junoon ETF ("Fund" or together, "Funds"). We have reviewed the filing and have the following comments.

General Comments

1. We note that substantial portions of the disclosure have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

2. Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with the Fund's exemptive application, filed in order to operate as an exchange traded fund ("ETF"). Please inform the undersigned whether the Trust intends to rely on an existing exemptive order for its ETF structure and, if so, provide the 1940 Act Release number and date of the order. Also, please inform the staff of the status of any pending exemptive applications. If the Trust intends to file an application for an exemptive order, the application process may result in additional disclosure beyond what is requested in this letter.

3. For each fund, please provide a "white paper" or similar documentation that describes the index methodology. Also, please provide a representation in your response letter that states the methodology is rules based, permits no discretion and is in compliance with the ETF order.

4. Many of the comments apply to both Funds. Please respond to comments and make disclosure changes, as applicable, in the prospectus for each Fund.

Preliminary Prospectus- Summit Water ETF

Investment Objective

5. The Fund has an investment objective to seek investment results that "correspond (before fees and expenses)" to the performance of its underlying index. Please replace "correspond" with "track." We believe that "track" more clearly conveys that the Fund seeks to match the performance of the index. Please also confirm the terminology used is consistent throughout the registration statement.

Andrea E. Kuchli, Esq.
February 4, 2016

Principal Investment Strategies

6. The disclosure states that the fund generally will track the index. Please remove "generally" from the first sentence of the principal investment strategy and from the fund's investment objective.

7. The disclosure in principal risks includes Emerging Market Risk. Please add corresponding disclosure regarding investments in emerging markets to the principal strategy.

8. Please explain the "proprietary ranking and weighting methodology" used by the Index Provider to select investments.

9. Please explain the meaning of the term "highest-available levels of revenue." Under this standard, could a company that derives less than 50% of its revenues from, or has devoted less than 50% of its assets to, water-related activities be included in the index? If yes, explain to us how that is consistent with the fund's name.

10. The fund attempts to correlate to the Zacks Global Water Index and principal strategy disclosure references that the Index provider "seeks to maintain global diversification." Please provide more detail as to the meaning of global diversification for these purposes and provide more information, including examples, of the countries or regions in which the fund will be invested.

11. Disclosure on page 2 states, "Water-related businesses include entities engaged in delivering water-related products or services in the industrials, utilities and energy sectors." In the summary section, please further clarify the meaning of "water-related products or services."

12. Disclosure indicates that the fund will concentrate to the extent the Underlying Index is concentrated in a particular industry. The disclosure also refers to the "water industry." Please explain if the water industry is an industry for purposes of concentration. Also, disclose any industry in which the fund is expected to be concentrated in at launch and disclose the approximate percentage of assets represented by the industry.

Fund Performance

13. Will the Fund use the Underlying Index as its principal benchmark index? If so, please explain in your letter responding to these comments how the Index meets the definition for an "appropriate broad-based securities market index" as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.

Portfolio Managers

14. Please provide a specific date instead of "since inception" in response to Item 5(b) of Form N-1A.

Underlying Index Description

15. Please state that the reconstitution and rebalancing of the Underlying Index is the responsibility of the Index Provider.

Secondary Investment Strategies

16. Disclosure refers to investments in exchange-traded funds or other pooled vehicles. We note the absence of the "Acquired Fund Fees & Expenses" line item from the Fund's fee table. Please confirm in your response letter that the Fund will not during its first year of operations make investments in an

"Acquired Fund" at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in "Other Expenses" or that the Fund does not intend to invest in an Acquired Fund.

<u>Additional Risk Considerations</u>

17. In light of the Fund's international investments, please disclose International Closed-Market Trading Risk (either as part of existing risk disclosure or as a stand-alone risk). This risk disclosure should include that:

> Because the Fund's underlying securities trade on an exchange that is closed when the securities exchange on which Fund Shares list and trade is open, there are likely to be deviations between the current pricing of an underlying security and stale security pricing (i.e., the last quote from its closed foreign market), resulting in premiums or discounts to NAV that may be greater than those experienced by other ETFs.

<u>Investment Adviser</u>

18. Page 12 states, "Out of the unitary management fee, the Adviser pays substantially all expenses of the Fund, … except for interest expenses, distribution fees or expenses, brokerage expenses, taxes and extraordinary expenses not incurred in the ordinary course of the Fund's business." Please confirm to the staff that Acquired Fund Fees and Expenses are also not excluded.

Statement of Additional Information

19. The SAI includes many blank or incomplete disclosures. Please revise and note we may have additional comments.

<u>Trustees and Officers</u>

20. We note that much of this disclosure is blank. The trustees and officers of the Trust, including the requisite number of disinterested trustees, should be furnished by pre-effective amendment.

21. We note the Board, with an Interested Trustee as Chairman, has determined not to appoint a lead independent trustee. Please review this disclosure and consider revisions to indicate why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.

Preliminary Prospectus- Dhandho Junoon ETF

<u>Principal Investment Strategy</u>

22. Page 2 states, "To qualify for the Cloning category, issuers must have been held by one of 24 selected value hedge funds during the preceding quarter based on publicly available information." The term "cloning" is often used to mean making an identical copy. Therefore, the term as used in the current context may be confusing to investors. Please revise the disclosure to eliminate the term cloning. Please also describe how the 24 value hedge funds are selected from the universe of all hedge funds, and the types of publicly available information that is used to determine which securities to include in the index as part of this category.

23. Please disclose if the Cloning category has any minimum capitalization requirements. Also, please clarify for a hedge fund holding to be included in the Cloning category it must be U.S. equity security or an American depositary receipts ("ADRs") listed on the New York Stock Exchange ("NYSE"), NYSE Arca, Inc. ("NYSE Arca") and the NASDAQ Stock Market. We note that many large hedge fund holdings may not fall within these parameters.

24. Page 2 states, "Under normal conditions, the Fund generally will invest in all of the securities that comprise the Underlying Index in proportion to their weightings in the Underlying Index…." Please disclose in the summary section how securities are weighted within the index.

Principal Risks

25. A substantial portion of the Fund is invested based on publicly available data regarding certain hedge fund investments. Please include risk disclosure that such hedge funds may no longer be invested in a particular security at the time of the inclusion in the Index and that the hedge funds may have taken a short position in the security.

Underlying Index Description

26. As the result of certain corporate actions, it appears the Fund may temporarily allocate assets to Class B shares of Berkshire Hathaway pending rebalancing. Please provide the staff more detail as to this allocation, such as clarifying if the Underlying Index that the Fund attempts to replicate will also temporarily include Berkshire Hathaway.

*   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

Andrea E. Kuchli, Esq.
February 4, 2016

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions about these comments, please call me at (202) 551-6760.

Sincerely,

/s/ Jeffrey A. Foor

Jeffrey A. Foor
Senior Counsel